Exhibit 99.1


Continuation Sheet

Explanation of Responses:

(1) This form is being filed solely to report a pro rata distribution from Interlaken Management Partners, L.P. ("Management Partners") to its partners of 2,172,349 shares of common stock of First Marblehead Corporation, which distribution includes 1,744,611 shares to the reporting person, in his individual capacity.

(2) Not applicable.

(3) Includes 250,000 shares held by Berkley Peninsula LLC ("Berkley Peninsula") and 199,139 shares held by The Berkley Family Foundation, Inc. (the "Berkley Foundation"). It does not include any shares held by Management Partners because Management Partners no longer holds any shares as a result of the distribution described above. The reporting person is the President of The Berkley Foundation and may be deemed to have beneficial ownership of the 199,139 shares of common stock of First Marblehead Corporation held by The Berkley Foundation. The reporting person is the Managing Director and sole owner of Berkley Peninsula and may be deemed to have the beneficial ownership of the 250,000 shares of common stock of First Marblehead Corporation held by Berkley Peninsula. The reporting person is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Management Partners, which is the sole general partner of Interlaken Investment Partners, L.P. ("Investment Partners"). As such, the reporting person indirectly controls Management Partners. The reporting person disclaims beneficial ownership of all shares of common stock owned by The Berkley Foundation, Investment Partners and Management Partners except, in each case, to the extent of any indirect pecuniary interest therein. In the previously filed report, the reporting person reported indirect beneficial ownership of the 2,172,349 shares held by Management Partners (to the extent of any indirect pecuniary interest therein).